SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: March 17, 2015

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Third Quarter Ended December 31, 2014

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No. 15-024E
3:00 P.M. JST, March 17, 2015

 Consolidated Financial Results
for the Third Quarter Ended December 31, 2014

Tokyo, March 17, 2015 -- Sony Corporation (“Sony”) today announced its consolidated financial results for the third quarter ended December 31, 2014 (October 1, 2014 to December 31, 2014).

On February 4, 2015, Sony announced third quarter results for each of its segments, with the exception of the Pictures segment, and third quarter forecasts for consolidated results and the Pictures segment based on the information available to management at that time.  Consolidated results and Pictures segment results have been updated to reflect actual results as shown below.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014*
Sales and operating revenue	¥2,410.7	¥2,566.7	+6.5%	$21,213
Operating income	88.9	182.1	+104.9	1,505
Income before income taxes	88.3	167.8	+90.1	1,387
Net income attributable to Sony Corporation’s stockholders	26.4	90.0	+241.0	744
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥25.43	¥78.12	+207.2	$0.65
- Diluted	22.58	76.96	+240.8	0.64

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 121 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of December 31, 2014.

The average foreign exchange rates during the quarters ended December 31, 2013 and 2014 are presented below.

	Third Quarter ended December 31
	2013	2014	Change
The average rate of yen
1 U.S. dollar	¥100.5	¥114.5	12.3%	（yen depreciation）
1 Euro	136.7	143.0	4.4	（yen depreciation）

Consolidated Results for the Third Quarter Ended December 31, 2014

Sales and operating revenue (“Sales”) were 2,566.7 billion yen (21,213 million U.S. dollars), an increase of 6.5% compared to the same quarter of the previous fiscal year (“year-on-year”).  This increase is primarily due to the favorable impact of foreign exchange rates, a significant increase in Mobile Communications (“MC”) segment sales reflecting an increase in unit sales of smartphones, a significant increase in Devices segment sales due to the strong performance of image sensors, and a significant increase in Game & Network Services (“G&NS”) segment sales reflecting the strong performance of PlayStation 4 (“PS4”).  This increase was partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business, and a decrease in sales in the Pictures segment, mainly due to lower Motion Pictures and Television Productions sales.  On a constant currency basis, sales decreased by 0.3% year-on-year.  For further details about sales on a constant currency basis, see Note on page 10.

Operating income increased 93.2 billion yen year-on-year to 182.1 billion yen (1,505 million U.S. dollars).  This significant increase was primarily due to a significant improvement in the operating results of the Devices, Home Entertainment & Sound (“HE&S”), G&NS, and Imaging Products & Solutions (“IP&S”) segments.  This improvement was partially offset by a significant decrease in operating income in the Pictures segment.

Operating income in the current quarter includes an 11.2 billion yen (93 million U.S dollars) write-down of PlayStation®Vita (“PS Vita”) and PlayStation TV (“PS TV”) components in the G&NS segment.  In the same quarter of the previous fiscal year, a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment and a 6.2 billion yen write-off of certain PC software titles in the G&NS segment were recorded.

During the current quarter, restructuring charges, net, decreased 4.6 billion yen year-on-year to 9.0 billion yen (75 million U.S. dollars).  PC exit costs decreased 6.1 billion yen year-on-year to 4.9 billion yen (41 million U.S. dollars) which includes 1.4 billion yen (11 million U.S. dollars) of restructuring charges.  For further details about PC exit costs, see page 7.

Equity in net loss of affiliated companies, recorded within operating income, of 0.1 billion yen (1 million U.S. dollars) was recorded, compared to income of 1.7 billion yen in the same period of the previous fiscal year.  This deterioration was mainly due to a deterioration of equity in net income (loss) for EMI Music Publishing.

The net effect of other income and expenses was an expense of 14.3 billion yen (118 million U.S. dollars), a deterioration of 13.7 billion yen year-on-year primarily due to a decrease in the gain on sales of securities investments.  In the same quarter of the previous fiscal year, a 7.4 billion yen gain on the sale of Sony’s share in SKY Perfect JSAT Holdings Inc. was recorded.

Income before income taxes increased 79.5 billion yen to 167.8 billion yen (1,387 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 56.2 billion yen (464 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 33.5%.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, increased 63.6 billion yen year-on-year to 90.0 billion yen (744 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥333.2	¥429.0	+28.7%	$3,545

Operating income	6.3	9.3	+46.2	76

Sales increased 28.7% year-on-year (a 23% increase on a constant currency basis) to 429.0 billion yen (3,545 million U.S. dollars), primarily due to an increase in smartphone unit sales, an improvement in product mix and the favorable impact of foreign exchange rates.

Operating income increased 2.9 billion yen year-on-year to 9.3 billion yen (76 million U.S. dollars).  This increase was primarily due to the above-mentioned improvement in product mix and increase in smartphone unit sales, partially offset mainly by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥454.9	¥531.5	+16.8%	$4,393

Operating income	12.4	27.6	+122.8	228

Sales increased 16.8% year-on-year (an 8% increase on a constant currency basis) to 531.5 billion yen (4,393 million U.S. dollars).  This significant increase was primarily due to an increase in PS4 hardware unit sales, the favorable impact of foreign exchange rates and a significant increase in network services revenue, partially offset by a decrease in PlayStation®3 (“PS3”) hardware and PS3 software sales.  Sales to external customers increased 19.7% year-on-year.

Operating income increased 15.2 billion yen year-on-year to 27.6 billion yen (228 million U.S. dollars).  This significant increase was primarily due to the impact of the above-mentioned increase in sales, partially offset by the impact of the decrease in PS3 software sales, the unfavorable impact of the appreciation of the U.S. dollar reflecting the high ratio of U.S. dollar-denominated costs, as well as the recording of an 11.2 billion yen (93 million U.S. dollars) write-down of PS Vita and PS TV components.  This write-down was recorded because the latest forecast of PS TV unit sales does not reach our original forecast as a result of lower than expected unit sales in the current quarter.  In the same quarter of the previous fiscal year, a 6.2 billion yen write-off of certain PC software titles was recorded.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥198.1	¥201.0	+1.5%	$1,661

Operating income	12.1	23.0	+90.4	190

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales increased 1.5% year-on-year (a 5% decrease on a constant currency basis) to 201.0 billion yen (1,661 million U.S. dollars), primarily due to the favorable impact of foreign exchange rates, partially offset by a significant decrease in unit sales of digital cameras*.

Operating income increased 10.9 billion yen year-on-year to 23.0 billion yen (190 million U.S. dollars).  This significant increase was mainly due to a reduction in selling, general and administrative expenses and the favorable impact of foreign exchange rates, partially offset by the above-mentioned decrease in sales of digital cameras.

* Digital cameras includes compact digital cameras and interchangeable single-lens cameras.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥404.0	¥413.3	+2.3%	$3,416

Operating income	6.4	25.3	+294.6	209

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Sales increased 2.3% year-on-year (a 5% decrease on a constant currency basis) to 413.3 billion yen (3,416 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates and a significant increase in sales of televisions, partially offset by a decrease in Audio and Video sales.  Unit sales of LCD televisions increased mainly due to a significant increase in North America and Europe, partially offset by a significant decrease in Latin America.

Operating income increased 18.9 billion yen year-on-year to 25.3 billion yen (209 million U.S. dollars).  This increase was primarily due to cost reductions, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

In Televisions, sales increased 10.1% year-on-year to 280.6 billion yen (2,319 million U.S. dollars).  This significant increase was primarily due to the above-mentioned increase in unit sales, and the favorable impact of foreign exchange rates.  Operating income* of 9.3 billion yen (77 million U.S. dollars) was recorded, compared to an operating loss of 5.0 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to cost reductions, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

* The operating income (loss) in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥211.3	¥292.9	+38.6%	$2,421

Operating income (loss)	(23.5)	54.5	-	451

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the Devices segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales increased 38.6% year-on-year (a 26% increase on a constant currency basis) to 292.9 billion yen (2,421 million U.S. dollars).  This significant increase was primarily due to a significant increase in sales of image sensors reflecting higher demand for mobile products, the favorable impact of foreign exchange rates, as well as a significant increase in sales of camera modules.  Sales to external customers increased 47.2% year-on-year.

Operating income of 54.5 billion yen (451 million U.S. dollars) was recorded, compared to an operating loss of 23.5 billion yen in the same quarter of the previous fiscal year.  This significant improvement was primarily due to the recording of a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the same quarter of the previous fiscal year, the above-mentioned increase in sales of image sensors, and the favorable impact of foreign exchange rates.
 *    *    *    *    *

Total inventory of the five Electronics* segments above as of December 31, 2014 was 669.9 billion yen (5,536 million U.S. dollars), a decrease of 34.6 billion yen, or 4.9% year-on-year.  Inventory decreased by 153.1 billion yen, or 18.6% compared with the level as of September 30, 2014.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

In connection with the realignment made from the first quarter of the fiscal year ending March 31, 2015, total inventory of the five Electronics segments as of December 31, 2013 has been reclassified to conform to the presentation for the fiscal year ending March 31, 2015.  For further details, please see Note on page 10.

*    *    *    *    *
Pictures

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥223.7	¥206.6	-7.7%	$1,707

Operating income	24.3	6.2	-74.4	51

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 7.7% year-on-year (a 20% decrease on a constant currency (U.S. dollar) basis) to 206.6 billion yen (1,707 million U.S. dollars).  The significant decrease in sales on a U.S. dollar basis was primarily due to a decrease in sales for Motion Pictures and Television Productions.  The decrease in Motion Pictures sales was due to significantly lower home entertainment and theatrical revenues.  The decrease in home entertainment revenues was due to fewer major home entertainment releases in the current quarter as compared to the same quarter of the previous fiscal year while theatrical revenues decreased due to the stronger worldwide performance of theatrical releases in the same quarter of the previous fiscal year.  The decrease in Television Productions sales was due to the same quarter of the previous fiscal year benefitting from higher home entertainment and subscription video on demand (“SVOD”) revenues for the U.S. television series Breaking Bad.

Operating income decreased 18.0 billion yen year-on-year to 6.2 billion yen (51 million U.S. dollars) primarily due to the above-mentioned decrease in Motion Pictures and Television Productions sales.  The current quarter includes approximately 15 million U.S. dollars (1.8 billion yen) in investigation and remediation costs relating to a cyberattack on SPE’s network and IT infrastructure which was identified in November, 2014 (“the cyberattack”).

Music

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥144.7	¥163.6	+13.1%	$1,352

Operating income	21.7	25.4	+17.0	210

The Music segment is comprised of the Recorded Music, Music Publishing and Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 13.1% year-on-year (a 3% increase on a constant currency basis) to 163.6 billion yen (1,352 million U.S. dollars) primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and an increase in Recorded Music sales.  Recorded Music sales increased on a constant currency basis due to the strong performance of several releases and higher digital streaming revenues.  Best-selling titles included One Direction’s Four, AC/DC’s Rock or Bust, Pink Floyd’s The Endless River, Foo Fighters’ Sonic Highways and Garth Brooks’ Man Against Machine.

Operating income increased 3.7 billion yen year-on-year to 25.4 billion yen (210 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates and the above-mentioned increase in Recorded Music sales.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014
Financial services revenue	¥282.1	¥304.9	+8.1%	$2,520

Operating income	46.4	50.9	+9.7	420

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Certain figures for the fiscal year ended March 31, 2014 have been revised from the versions previously disclosed.  For details, please see Note 8 on page F-19

Financial services revenue increased 8.1% year-on-year to 304.9 billion yen (2,520 million U.S. dollars) primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 8.2% year-on-year to 279.1 billion yen (2,307 million U.S. dollars) due to an increase in insurance premium revenue reflecting an increase in policy amount in force, as well as an improvement in investment performance.

Operating income increased 4.5 billion yen year-on-year to 50.9 billion yen (420 million U.S. dollars).  This increase was mainly due to an increase in operating income at Sony Life.  Operating income at Sony Life increased 2.9 billion yen year-on-year to 51.2 billion yen (423 million U.S. dollars) primarily due to an improvement in investment performance in the general account.

All Other

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥270.6	¥144.3	-46.7%	$1,193

Operating loss	(14.8)	(14.3)	-	(118)

All Other includes the PC business.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating loss of All Other of the comparable prior period have been reclassified to conform to the current presentation.

Sales decreased 46.7% year-on-year to 144.3 billion yen (1,193 million U.S. dollars).  This significant decrease was primarily due to a significant decrease in sales reflecting Sony’s exit from the PC business.

Operating loss decreased 0.5 billion yen year-on-year to 14.3 billion yen (118 million U.S. dollars).  Operating loss was essentially flat year-on-year primarily due to a decrease in PC operating loss, partially offset by the deterioration of operating results in the disc manufacturing business.  The following table provides PC exit costs and the total PC business operating loss.  In the same quarter of the previous fiscal year, an 11.0 billion yen impairment charge related to long-lived assets in the PC business was recorded in PC exit costs.

		(Billions of yen, millions of U.S. dollars)
		Third quarter ended December 31, 2014
		All Other	Corporate and Elimination	Consolidated Total	Year-on-year change		Consolidated Total
(I)	Restructuring charges	¥0.3	¥1.1	¥1.4		¥-9.6	$11
(II)	After-sales service expenses etc.	3.5	-	3.5		+3.5	29
PC exit costs (I+II)		3.8	1.1	4.9		-6.1	41
Operating loss excluding exit costs		(8.5)	-	(8.5)		+0.3	(70)
Total PC operating loss		¥(12.3)	¥(1.1)	¥(13.4)	¥	+6.4	$(111)

*    *    *    *    *

Consolidated Results for the Nine Months ended December 31, 2014
For Conslidated Statements of Income and Business Segment Information for the nine months ended December 31, 2014 and 2013, please refer to pages F-3 and F-7 respectively.

Sales for the current nine months increased 6.5% year-on-year to 6,278.2 billion yen (51,886 million U.S. dollars).  This increase was primarily due to a significant increase in sales in the G&NS, MC and Devices segments, and the favorable impact of foreign exchange rates, partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business.

During the current nine months, the average rates of the yen were 106.9 yen against the U.S. dollar and 140.3 yen against the euro, which were 7.0% lower and 5.7% lower, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales increased 2%.  For further detail about sales on a constant currency basis, see Note on page 10.

In the MC segment, sales increased significantly primarily due to an improvement in product mix and the favorable impact of foreign exchange rates.  In the G&NS segment, sales increased significantly primarily due to increases in PS4 hardware unit sales and network services revenues.  In the IP&S segment, sales decreased primarily due to a decrease in sales of digital cameras.  In the HE&S segment, sales increased primarily due to a significant increase in sales of televisions and the favorable impact of foreign exchange rates.  In the Devices segment, sales increased significantly mainly due to an increase in sales of image sensors for mobile devices and the favorable impact of foreign exchange rates.  In the Pictures segment, sales increased due to the favorable impact of the depreciation of the yen against the U.S. dollar, partially offset by lower Television Productions sales as the same period of the previous fiscal year benefitted from higher home entertainment and SVOD revenues for the U.S. television series Breaking Bad.  In the Music segment, sales increased primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and an increase in Visual Media and Platform sales.  In the Financial Services segment, revenue increased primarily due to higher insurance premiums revenue and an improvement in investment performance in the general account at Sony Life.

Operating income increased 28.0 billion yen year-on-year to 166.3 billion yen (1,375 million U.S. dollars) for the current nine months.  This significant increase was primarily due to a significant improvement in the operating results of the Devices, G&NS, HE&S, and IP&S segments.  The operating results in the MC segment deteriorated significantly primarily due to the recording of a 176.0 billion yen (1,615 million U.S. dollars) impairment of goodwill.

Operating income during the current nine months includes a net benefit of 6.2 billion yen (51 million U.S. dollars) from insurance recoveries related to damages and losses incurred from the floods in Thailand in the fiscal year ended March 31, 2012 (“the Floods”).  The same period of the previous fiscal year included a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segments, a gain of 12.8 billion yen from the sale of certain shares of M3, Inc., a net benefit of 8.8 billion yen from insurance recoveries related to damages and losses incurred from the Floods and a benefit of 7.0 billion yen from the reversal of a patent royalty accrual.

In the MC segment, operating results significantly deteriorated year-on-year mainly due to the above-mentioned impairment charge recorded in this segment as well as the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.  In the G&NS segment, operating results improved significantly year-on-year primarily due to an increase in PS4 hardware and software sales.  In the IP&S segment, operating income increased significantly year-on-year primarily due to a reduction in costs and an improvement in product mix reflecting a shift to high value-added models.  In the HE&S segment, operating income was recorded compared to a loss in the same period of the previous fiscal year primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models.  In the Devices segment, operating results improved significantly mainly due to the recording of a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the same period of the previous fiscal year and the increase in sales of image sensors.  In the Pictures segment, operating income increased primarily due to the stronger performance of the current fiscal year’s film release slate as the previous fiscal year reflected the theatrical underperformance of White House Down and After Earth, partially offset by the gain recognized on the sale of SPE’s music publishing catalog in the same period of the previous fiscal year, higher programming costs for Sony’s television networks in India, and the above mentioned decrease in Television Productions sales.  In the Music segment, operating income increased primarily due to the favorable impact of foreign exchange rates and a shift in Recorded Music to digital streaming revenues.  In the Financial Services segment, operating income increased primarily due to an improvement in investment performance in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, amounted to 33.7 billion yen (279 million U.S. dollars) for the current nine months compared to 26.1 billion yen for the same period of the previous fiscal year.

Equity in net income of affiliated companies, recorded within operating income, was 3.7 billion yen (31 million U.S. dollars), compared to a loss of 0.8 billion yen in the same period of the previous fiscal year.  This improvement was mainly due to an improvement of equity in net income (loss) for Intertrust Technologies Corporation.

The net effect of other income and expenses was an expense of 20.1 billion yen (166 million U.S. dollars), compared to income of 0.5 billion yen in the same period of the previous fiscal year.  This deterioration was mainly due to an increase in foreign exchange loss, net and a decrease in the gain on sales of securities investments.  In the same period of the previous fiscal year, a 7.4 billion yen gain on the sale of Sony’s share in SKY Perfect JSAT Holdings Inc. was recorded.

Income before income taxes increased by 7.4 billion yen year-on-year to 146.3 billion yen (1,209 million U.S. dollars).

Income taxes: During the current nine months, Sony recorded 112.3 billion yen (928 million U.S. dollars) of income tax expense, and Sony’s effective tax rate exceeded the Japanese statutory tax rate.  This is primarily due to nondeductible goodwill impairments recorded during the current nine months.

Net loss attributable to Sony Corporation’s stockholders for the current nine months was 19.2 billion yen (159 million U.S. dollars) compared to income of 9.9 billion yen in the same period of the previous fiscal year.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-17.

In the Financial Services segment, certain figures for the fiscal year ended March 31, 2014 have been revised from the versions previously disclosed.  For further details, please see Note 8 on page F-19.

Operating Activities: During the current nine months, there was a net cash inflow of 382.9 billion yen (3,165 million U.S. dollars) from operating activities, an increase of 139.4 billion yen, or 57.3% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 112.5 billion yen (931 million U.S. dollars) for the current nine months, compared to a net cash outflow of 10.8 billion yen in the same period of the previous fiscal year.  The net cash inflow was primarily due to the positive impact of a year-on-year improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating expenses, net, deferred income taxes and equity in net loss of affiliated companies).  In addition, there was the positive impact of a decrease in inventories, compared to an increase in the same period of the previous fiscal year, and a smaller increase in other receivables from component assembly companies, included in other current assets, partially offset by the negative impact of a smaller year-on-year increase in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 278.2 billion yen (2,300 million U.S. dollars), an increase of 17.2 billion yen, or 6.6% year-on-year.  This increase was primarily due to an increase of insurance premium revenue in line with a growing policy amount in force at Sony Life.

Investing Activities: During the current nine months, Sony used 363.8 billion yen (3,007 million U.S. dollars) of net cash in investing activities, a decrease of 73.0 billion yen, or 16.7% year-on-year.

For all segments excluding the Financial Services segment, there was a 46.7 billion yen (386 million U.S. dollars) net cash outflow, an increase of 0.5 billion yen, or 1.2% year-on-year.  This increase was primarily due to a year-on-year decrease in proceeds from the sales of fixed assets and investment securities.  Sales of fixed assets and investment securities in the current nine months included the intersegment sale of Sony Corporation’s headquarters’ land to Sony Life, the sale of certain buildings and premises at the Gotenyama Technology Center and the sale of Sony’s shares in SQUARE ENIX HOLDINGS CO., LTD.

The Financial Services segment used 317.1 billion yen (2,621 million U.S. dollars) of net cash, a decrease of 73.6 billion yen, or 18.8% year-on-year.  This decrease was mainly due to a decrease in payments for investments and advances at Sony Life and a year-on-year increase in proceeds from the sale of investment securities.  This decrease was partially offset by the negative impact of the intersegment purchase of Sony Corporation’s headquarters’ land by Sony Life, which is eliminated in the consolidated financial statements.

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined*1 for the current nine months was 65.9 billion yen (544 million U.S. dollars), a 122.8 billion yen improvement from cash used in the same period of the previous fiscal year.

Financing Activities: During the current nine months, 184.6 billion yen (1,525 million U.S. dollars) of net cash and cash equivalents was used in financing activities, compared to 151.0 billion yen of net cash and cash equivalents provided in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 281.5 billion yen (2,327 million U.S. dollars) net cash outflow, an increase of 256.8 billion yen, or 1,041% year-on-year.  This increase was primarily due to an issuance of straight bonds for Japanese retail investors in the same period of the previous fiscal year and a year-on-year increase in repayments of long-term debt, net.

In the Financial Services segment, financing activities provided 89.1 billion yen (736 million U.S. dollars) of net cash, a decrease of 79.9 billion yen, or 47.3% year-on-year.  This decrease was mainly due to a smaller increase in customer deposits at Sony Life, compared to the figure in the same period of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2014 was 933.5 billion yen (7,715 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 642.9 billion yen (5,314 million U.S. dollars) at December 31, 2014, an increase of 34.6 billion yen, or 5.7% compared with the balance as of December 31, 2013, and a decrease of 163.2 billion yen, or 20.2% compared with the balance as of March 31, 2014.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 775.0 billion yen (6,405 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at December 31, 2014.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 290.6 billion yen (2,401 million U.S. dollars) at December 31, 2014, an increase of 49.6 billion yen, or 20.6% compared with the balance as of December 31, 2013, and an increase of 50.2 billion yen, or 20.9% compared with the balance as of March 31, 2014.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-17.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2013	2014	2014

Net cash provided operating activities reported in the consolidated statements of cash flows	¥243.5	¥382.9	$3,165
Net cash used in investing activities reported in the consolidated statements of cash flows	(436.8)	(363.8)	(3,007)
	(193.3)	19.1	158

Less: Net cash provided by operating activities within the Financial Services segment	261.0	278.2	2,300
Less: Net cash used in investing activities within the Financial Services segment	(390.7)	(317.1)	(2,621)
Eliminations *2	6.6	7.9	66

Cash flow generated (used) in operating and investing activities combined excluding the Financial Services segment’s activities	¥(57.0)	¥65.9	$545

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments.  In connection with this realignment, the previously reported operations of the network business which were included in All Other have been integrated with the previously reported Game segment and are now reported as the G&NS segment.  The previously reported Mobile Communications category, which was included in the MP&C segment, has been reclassified as the newly established MC segment, while the other categories in the previously reported MP&C segment are now included in All Other.  This includes the reclassification of the PC business into All Other.

In addition, as of the first quarter of the fiscal year ending March 31, 2015, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014.

In connection with these realignments, the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2014 have been reclassified to conform to the presentation of the fiscal year ending March 31, 2015.

Certain figures for the fiscal year ended March 31, 2014 related to the Financial Services segment have been revised from the versions previously disclosed.

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

* * * * *

Outlook for the Fiscal Year ending March 31, 2015

Sony has not updated its forecast for consolidated results as announced on February 4, 2015 as per below.
	(Billions of yen)
	February Forecast	October Forecast	March 31, 2014 Actual Results		Change from October Forecast		Change from March 31, 2014 Actual Results
Sales and operating revenue	¥8,000	¥7,800	¥7,767.3		+2.6%		+3.0%
Operating income (loss)	20	(40)	26.5	¥	+60	bil	¥-6.5	bil
Income (loss) before income taxes	(5)	(50)	25.7	¥	+45	bil	¥-30.7	bil
Net loss attributable to Sony Corporation’s stockholders	(170)	(230)	(128.4)	¥	+60	bil	¥-41.6	bil

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2015: approximately 118 yen to the U.S. dollar and approximately 133 yen to the euro.  (However, the forecasts for the segments below have been calculated using the assumed foreign currency rates of approximately 120 yen to the U.S. dollar and approximately 144 yen to the euro.  Due to the recent volatility in foreign exchange rates, the assumed foreign currency exchange rates were revised after the individual segments had already completed their updated forecasts.  Accordingly, the impact of the difference between the latest rates and the assumed rates has been included in the forecast for All Other.)  (Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2015 at the time of the October forecasts: approximately 110 yen to the U.S. dollar and approximately 138 yen to the euro.)

Costs related to the exit from the PC business and other strategic management initiatives are expected to be approximately 335 billion yen for the Sony Group, an increase of 24 billion yen above the October forecast.  Such costs in the previous fiscal year were 177.4 billion yen.  The above costs have been incorporated into the consolidated operating income forecast as an operating expense.  Of the above costs, approximately 110 billion yen is expected to be recorded as restructuring charges, an increase of 25 billion yen compared to the October forecast (restructuring charges in the previous fiscal year were 80.6 billion yen).

Sony believes that the impact of the cyberattack on its consolidated results for the fiscal year ending March 31, 2015 will not be material.

Sony has not updated its forecast for each business segment as announced on February 4, 2015 as per below.

	(Billions of yen)			Change - February Forecast vs.
	February Forecast	October Forecast	March 31, 2014 Results	October Forecast			March 31, 2014 Results
Mobile Communications
Sales and operating revenue	¥1,320	¥1,350	¥1,191.8		- 2.2%			+10.8%
Operating income (loss)	(215)	(204)	12.6		¥-11	bil		¥-227.6	bil
Game & Network Services
Sales and operating revenue	1,380	1,290	1,043.9		+7.0%			+32.2%
Operating income (loss)	40	35	(18.8)	¥	+5	bil	¥	+58.8	bil
Imaging Products & Solutions
Sales and operating revenue	710	710	741.2		-			-4.2%
Operating income	53	52	26.3	¥	+1	bil	¥	¥ +26.7l	bil
Home Entertainment & Sound
Sales and operating revenue	1,210	1,200	1,168.6		+0.8%			+3.5%
Operating income (loss)	13	10	(25.5)	¥	+3	bil	¥	+38.5	bil
Devices
Sales and operating revenue	950	890	773.0		+6.7%			+22.9%
Operating income (loss)	100	67	(12.4)	¥	+33	bil	¥	+112.4	bil
Pictures
Sales and operating revenue	890	860	829.6		+3.5%			+7.3%
Operating income	54	58	51.6		¥-4	bil	¥	+2.4	bil
Music
Sales and operating revenue	520	510	503.3		+2.0%			+3.3%
Operating income	53	50	50.2	¥	+3	bil	¥	+2.8	bil
Financial Services
Financial services revenue	1,050	1,000	993.8		+5.0%			+5.7%
Operating income	178	164	170.3	¥	+14	bil	¥	+7.7	bil
All Other, Corporate and Elimination
Operating loss	(256)	(272)	(227.8)	¥	+16	bil		¥-28.2	bil
Consolidated
Sales and operating revenue	8,000	7,800	7,767.3		+2.6%			+3.0%
Operating income (loss)	20	(40)	26.5	¥	+60	bil		¥-6.5	bil

Mobile Communications
Sales are expected to be below the October forecast primarily due to an expected decrease in unit sales of smartphones mainly in the Asia Pacific region, partially offset by the favorable impact of foreign exchange rates.  Operating loss is expected to be larger than the October forecast primarily due to the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs in the segment and the impact of the above-mentioned decrease in sales, partially offset by an expectation that average selling prices will be maintained longer than anticipated at the time of the October forecast.

Game & Network Services
Sales are expected to be higher than the October forecast primarily due to an expected increase in unit sales of the PS4, an expected increase in network services revenue and the favorable impact of foreign exchange rates.  Operating income is expected to be above the October forecast primarily due to the above-mentioned increase in sales, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs in the segment.

Imaging Products & Solutions
Sales are expected to remain unchanged from the October forecast.  Operating income is expected to be above the October forecast primarily due to the favorable impact of foreign exchange rates and cost reductions.

Home Entertainment & Sound
Sales are expected to be higher than the October forecast mainly due to the favorable impact of foreign exchange rates.  Operating income is expected to be higher than the October forecast mainly due to cost reductions in Audio and Video.

Devices
Sales are expected to be higher than the October forecast primarily due to an anticipated increase in sales of image sensors and the favorable impact of foreign exchange rates.  Operating income is expected to be higher than the October forecast primarily due to the above-mentioned increase in sales and the favorable impact of foreign exchange rates.

Pictures
Sales are expected to be higher than the October forecast primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar.  Operating income is expected to be lower than the October forecast primarily due to lower Media Networks advertising revenues as well as investigation and remediation costs relating to the cyberattack.

Music
Sales are expected to be higher than the October forecast primarily due to the favorable impact of foreign exchange rates.  Operating income is expected to be higher that the October forecast primarily due to the favorable impact of foreign exchange rates and an increase in Recorded Music sales in Japan.

Financial Services
Financial services revenue and operating income are expected to exceed the October forecast because results in the current quarter exceeded expectations.  Year-on-year, financial services revenue and operating income are expected to increase.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

Sony has not updated its forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the current fiscal year as announced on February 4, 2015 as per below.

Consolidated

	(Billions of yen)			Change - February Forecast vs.
	February Forecast	October Forecast	March 31, 2014 Results	October Forecast	March 31, 2014 Results
Capital expenditures*	¥285	¥295	¥261.0	-3.4%	+9.2%
[additions to property, plant and equipment (included above)	195	195	164.6	-	+18.5	]
[additions to intangible assets (included above) *	90	100	96.4	-10.0	-6.7	]
Depreciation and amortization**	350	355	376.7	-1.4	-7.1
[for property, plant and equipment (included above)	170	170	195.8	-	-13.2	]
[for intangible assets (included above)	180	185	135.7	-2.7	+32.7	]
Research and development expenses	480	485	466.0	-1.0	+3.0

* Does not include the increase in intangible assets resulting from business acquisitions.
** The forecast for depreciation and amortization includes amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)			Change - February Forecast vs.
	February Forecast	October Forecast	March 31, 2014 Results	October Forecast	March 31, 2014 Results
Capital expenditures*	¥274	¥284	¥250.8	-3.5%	+9.3%
[additions to property, plant and equipment (included above)	193	193	161.4	-	+19.6	]
[additions to intangible assets (included above) *	81	91	89.4	-11.0	-9.4	]
Depreciation and amortization	291	293	322.3	-0.7	-9.7
[for property, plant and equipment (included above)	169	169	194.9	-	-13.3	]
[for intangible assets (included above)	122	124	127.4	-1.6	-4.3	]
* Does not include the increase in intangible assets resulting from business acquisitions.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s effort to anticipate and manage cybersecurity risk, including the risk of potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)19-3281-6000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/14q3_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	December 31	Change from		December 31
ASSETS	2014	2014	March 31, 2014		2014
Current assets:
Cash and cash equivalents	¥1,046,466	¥933,498		¥-112,968	$7,715
Marketable securities	832,566	943,188		+110,622	7,795
Notes and accounts receivable, trade	946,553	1,392,582		+446,029	11,509
Allowance for doubtful accounts and sales returns	(75,513)	(105,938)		-30,425	(876)
Inventories	733,943	781,504		+47,561	6,459
Other receivables	224,630	263,847		+39,217	2,181
Deferred income taxes	53,068	54,985		+1,917	454
Prepaid expenses and other current assets	443,173	522,583		+79,410	4,319
Total current assets	4,204,886	4,786,249		+581,363	39,556

Film costs	275,799	338,354		+62,555	2,796

Investments and advances:
Affiliated companies	181,263	181,988		+725	1,504
Securities investments and other	7,737,748	8,127,555		+389,807	67,170
	7,919,011	8,309,543		+390,532	68,674

Property, plant and equipment:
Land	125,890	127,005		+1,115	1,050
Buildings	674,841	705,432		+30,591	5,830
Machinery and equipment	1,705,774	1,793,587		+87,813	14,823
Construction in progress	39,771	36,114		-3,657	298
	2,546,276	2,662,138		+115,862	22,001
Less-Accumulated depreciation	1,796,266	1,900,517		+104,251	15,707
	750,010	761,621		+11,611	6,294

Other assets:
Intangibles, net	675,663	672,331		-3,332	5,556
Goodwill	691,803	567,713		-124,090	4,692
Deferred insurance acquisition costs	497,772	520,497		+22,725	4,302
Deferred income taxes	105,442	86,621		-18,821	716
Other	213,334	234,418		+21,084	1,938
	2,184,014	2,081,580		-102,434	17,204
Total assets	¥15,333,720	¥16,277,347	¥	+943,627	$134,524

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥111,836	¥159,220	¥	+47,384	$1,316
Current portion of long-term debt	265,918	174,748		-91,170	1,444
Notes and accounts payable, trade	712,829	790,698		+77,869	6,535
Accounts payable, other and accrued expenses	1,175,413	1,386,071		+210,658	11,455
Accrued income and other taxes	81,842	174,246		+92,404	1,440
Deposits from customers in the banking business	1,890,023	1,863,644		-26,379	15,402
Other	545,753	623,670		+77,917	5,154
Total current liabilities	4,783,614	5,172,297		+388,683	42,746

Long-term debt	916,648	716,489		-200,159	5,921
Accrued pension and severance costs	284,963	285,524		+561	2,360
Deferred income taxes	410,896	446,132		+35,236	3,687
Future insurance policy benefits and other	3,824,572	4,046,188		+221,616	33,440
Policyholders’ account in the life insurance business	2,023,472	2,218,027		+194,555	18,331
Other	302,299	313,237		+10,938	2,589
Total liabilities	12,546,464	13,197,894		+651,430	109,074

Redeemable noncontrolling interest	4,115	5,297		+1,182	44

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	646,654	700,906		+54,252	5,793
Additional paid-in capital	1,127,090	1,179,452		+52,362	9,748
Retained earnings	940,262	920,615		-19,647	7,608
Accumulated other comprehensive income	(451,585)	(315,411)		+136,174	(2,607)
Treasury stock, at cost	(4,284)	(4,184)		+100	(35)
	2,258,137	2,481,378		+223,241	20,507

Noncontrolling interests	525,004	592,778		+67,774	4,899
Total equity	2,783,141	3,074,156		+291,015	25,406
Total liabilities and equity	¥15,333,720	¥16,277,347	¥	+943,627	$134,524

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended December 31
	2013	2014	Change from 2013	2014
Sales and operating revenue:
Net sales	¥2,098,930	¥2,239,485		$18,508
Financial services revenue	280,833	303,211		2,506
Other operating revenue	30,926	24,053		199
	2,410,689	2,566,749	+6.5%	21,213

Costs and expenses:
Cost of sales	1,585,927	1,659,261		13,714
Selling, general and administrative	458,814	473,282		3,911
Financial services expenses	233,791	251,375		2,077
Other operating expense, net	44,956	608		5
	2,323,488	2,384,526	+2.6	19,707

Equity in net income (loss) of affiliated companies	1,669	(128)	–	(1)

Operating income	88,870	182,095	+104.9	1,505

Other income:
Interest and dividends	1,637	3,408		28
Gain on sale of securities investments, net	7,428	1,042		9
Other	1,858	10		0
	10,923	4,460	-59.2	37

Other expenses:
Interest	4,232	5,942		49
Foreign exchange loss, net	4,747	10,607		88
Other	2,507	2,178		18
	11,486	18,727	+63.0	155

Income before income taxes	88,307	167,828	+90.1	1,387

Income taxes	45,584	56,162		464

Net income	42,723	111,666	+161.4	923

Less - Net income attributable to noncontrolling interests	16,341	21,695		179

Net income attributable to Sony Corporation’s
stockholders	¥26,382	¥89,971	+241.0%	$744

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥25.43	¥78.12	+207.2%	$0.65
— Diluted	22.58	76.96	+240.8	0.64

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2013	2014	Change from 2013	2014

Net income	¥42,723	¥111,666	+161.4%	$923

Other comprehensive income, net of tax –
Unrealized gains on securities	10,126	34,324		284
Unrealized losses on derivative instruments	(201)	–		－
Pension liability adjustment	(3,527)	(752)		(6)
Foreign currency translation adjustments	131,298	75,051		620
Total comprehensive income	180,419	220,289	+22.1	1,821

Less - Comprehensive income attributable
to noncontrolling interests	19,563	33,754		279

Comprehensive income attributable to Sony Corporation’s
stockholders	¥160,856	¥186,535	+16.0%	$1,542

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Nine months ended December 31
	2013	2014	Change from 2013	2014
Sales and operating revenue:
Net sales	¥5,048,906	¥5,385,450		$4,508
Financial services revenue	773,498	817,153		6,753
Other operating revenue	73,939	75,565		625
	5,896,343	6,278,168	+6.5%	51,886

Costs and expenses:
Cost of sales	3,839,922	3,978,983		32,885
Selling, general and administrative	1,256,185	1,302,932		10,768
Financial services expenses	641,684	673,884		5,569
Other operating expense, net	19,475	159,750		1,320
	5,757,266	6,115,549	+6.2	50,542

Equity in net income (loss) of affiliated companies	(781)	3,702	–	31

Operating income	138,296	166,321	+20.3	1,375

Other income:
Interest and dividends	11,081	9,160		76
Gain on sale of securities investments, net	8,044	8,628		71
Other	11,229	2,092		17
	30,354	19,880	-34.5	164

Other expenses:
Interest	18,280	18,401		152
Foreign exchange loss, net	4,300	15,175		125
Other	7,241	6,375		53
	29,821	39,951	+34.0	330

Income before income taxes	138,829	146,250	+5.3	1,209

Income taxes	83,391	112,286		928

Net income	55,438	33,964	-38.7	281

Less - Net income attributable to noncontrolling interests	45,560	53,154		440

Net income (loss) attributable to Sony Corporation’s
stockholders	¥9,878	¥(19,190)	–%	$(159)

Per share data:
Net income (loss) attributable to Sony Corporation’s
stockholders
— Basic	¥9.66	¥(17.50)	–%	$(0.14)
— Diluted	8.45	(17.50)	–	(0.14)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2013	2014	Change from 2013	2014

Net income	¥55,438	¥33,964	-38.7%	$281

Other comprehensive income, net of tax –
Unrealized gains on securities	12,672	49,390		408
Unrealized gains on derivative instruments	394	–		–
Pension liability adjustment	(6,711)	(2)		(0)
Foreign currency translation adjustments	195,093	105,768		874

Total comprehensive income	256,886	189,120	-26.4	1,563

Less - Comprehensive income attributable
to noncontrolling interests	45,162	72,136		596

Comprehensive income attributable to Sony Corporation’s
stockholders	¥211,724	¥116,984	-44.7%	$967

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥2,192,262	¥479,742	¥2,672,004
Exercise of stock acquisition rights	100		100
Conversion of zero coupon convertible bonds	25,520		25,520
Stock based compensation	689		689

Comprehensive income:
Net income	9,878	45,560	55,438
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	14,122	(1,450)	12,672
Unrealized gains on derivative instruments	394		394
Pension liability adjustment	(6,723)	12	(6,711)
Foreign currency translation adjustments	194,053	1,040	195,093
Total comprehensive income	211,724	45,162	256,886

Dividends declared	(12,970)	(11,837)	(24,807)
Transactions with noncontrolling interests shareholders and other	713	(781)	(68)
Balance at December 31, 2013	¥2,418,038	¥512,286	¥2,930,324

Balance at March 31, 2014	¥2,258,137	¥525,004	¥2,783,141
Exercise of stock acquisition rights	703		703
Conversion of zero coupon convertible bonds	107,660		107,660
Stock based compensation	845		845

Comprehensive income:
Net income (loss)	(19,190)	53,154	33,964
Other comprehensive income, net of tax –
Unrealized gains on securities	33,778	15,612	49,390
Pension liability adjustment	44	(46)	(2)
Foreign currency translation adjustments	102,352	3,416	105,768
Total comprehensive income	116,984	72,136	189,120

Dividends declared		(13,075)	(13,075)
Transactions with noncontrolling interests shareholders and other	(2,951)	8,713	5,762
Balance at December 31, 2014	¥2,481,378	¥592,778	¥3,074,156

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	$18,663	$4,339	$23,002
Exercise of stock acquisition rights	7		7
Conversion of zero coupon convertible bonds	890		890
Stock based compensation	7		7

Comprehensive income:
Net income (loss)	(159)	440	281
Other comprehensive income, net of tax –
Unrealized gains on securities	279	129	408
Pension liability adjustment	0	(0)	(0)
Foreign currency translation adjustments	847	27	874
Total comprehensive income	967	596	1,563

Dividends declared		(108)	(108)
Transactions with noncontrolling interests shareholders and other	(27)	72	45
Balance at December 31, 2014	$20,507	$4,899	$25,406

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2013	2014	2014
Cash flows from operating activities:
Net income	¥55,438	¥33,964	$281
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	277,752	251,080	2,075
Amortization of film costs	191,773	190,892	1,578
Stock-based compensation expense	842	909	8
Accrual for pension and severance costs, less payments	(5,914)	(7,694)	(64)
Other operating expense, net	19,475	159,750	1,320
Gain on sale or devaluation of securities investments, net	(7,930)	(8,193)	(68)
Gain on revaluation of marketable securities held in the financial
services business for trading purposes, net	(82,837)	(88,299)	(730)
Gain on revaluation or impairment of securities investments held
in the financial services business, net	(5,606)	(2,363)	(20)
Deferred income taxes	(16,436)	16,585	137
Equity in net loss of affiliated companies, net of dividends	2,647	1,633	13
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(338,694)	(318,401)	(2,631)
(Increase) decrease in inventories	(77,988)	20,366	168
Increase in film costs	(218,943)	(205,190)	(1,696)
Increase in notes and accounts payable, trade	263,032	34,943	289
Increase in accrued income and other taxes	54,887	46,113	381
Increase in future insurance policy benefits and other	323,244	355,114	2,935
Increase in deferred insurance acquisition costs	(58,240)	(58,352)	(482)
Increase in marketable securities held in the financial services
business for trading purposes	(24,049)	(40,051)	(331)
Increase in other current assets	(123,873)	(33,385)	(276)
Increase in other current liabilities	86,985	124,037	1,025
Other	(72,057)	(90,526)	(747)
Net cash provided by operating activities	243,508	382,932	3,165

Cash flows from investing activities:
Payments for purchases of fixed assets	(214,335)	(145,813)	(1,205)
Proceeds from sales of fixed assets	93,370	31,631	261
Payments for investments and advances by financial services business	(729,272)	(678,116)	(5,604)
Payments for investments and advances
(other than financial services business)	(11,047)	(13,951)	(115)
Proceeds from sales or return of investments and collections of advances
by financial services business	345,697	417,799	3,453
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	63,514	37,096	307
Other	15,265	(12,436)	(104)
Net cash used in investing activities	(436,808)	(363,790)	(3,007)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	179,225	15,203	126
Payments of long-term debt	(148,877)	(243,652)	(2,014)
Increase in short-term borrowings, net	19,917	43,353	358
Increase in deposits from customers in the financial services business, net	166,329	30,605	253
Dividends paid	(25,604)	(13,106)	(108)
Other	(39,952)	(16,978)	(140)
Net cash provided by (used in) financing activities	151,038	(184,575)	(1,525)

Effect of exchange rate changes on cash and cash equivalents	65,149	52,465	434

Net increase (decrease) in cash and cash equivalents	22,887	(112,968)	(933)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	8,648

Cash and cash equivalents at end of the period	¥849,248	¥933,498	$7,715

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2013	2014	Change	2014
Mobile Communications
Customers	¥333,277	¥428,956	+28.7%	$3,545
Intersegment	(39)	25		0
Total	333,238	428,981	+28.7	3,545

Game & Network Services
Customers	417,043	499,242	+19.7	4,126
Intersegment	37,894	32,295		267
Total	454,937	531,537	+16.8	4,393

Imaging Products & Solutions
Customers	197,196	200,429	+1.6	1,656
Intersegment	867	612		5
Total	198,063	201,041	+1.5	1,661

Home Entertainment & Sound
Customers	403,741	412,744	+2.2	3,411
Intersegment	287	562		5
Total	404,028	413,306	+2.3	3,416

Devices
Customers	157,399	231,696	+47.2	1,915
Intersegment	53,858	61,188		506
Total	211,257	292,884	+38.6	2,421

Pictures
Customers	223,450	206,470	-7.6	1,706
Intersegment	272	110		1
Total	223,722	206,580	-7.7	1,707

Music
Customers	141,901	160,757	+13.3	1,329
Intersegment	2,764	2,853		23
Total	144,665	163,610	+13.1	1,352

Financial Services
Customers	280,833	303,211	+8.0	2,506
Intersegment	1,217	1,715		14
Total	282,050	304,926	+8.1	2,520

All Other
Customers	245,746	116,185	-52.7	960
Intersegment	24,877	28,127		233
Total	270,623	144,312	-46.7	1,193

Corporate and elimination	(111,894)	(120,428)	–	(995)
Consolidated total	¥2,410,689	¥2,566,749	+6.5%	$21,213

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Operating income (loss)	2013	2014	Change	2014
Mobile Communications	¥6,331	¥9,253	+46.2%	$76
Game & Network Services	12,394	27,608	+122.8	228
Imaging Products & Solutions	12,071	22,986	+90.4	190
Home Entertainment & Sound	6,408	25,286	+294.6	209
Devices	(23,515)	54,537		451
Pictures	24,258	6,219	-74.4	51
Music	21,717	25,411	+17.0	210
Financial Services	46,353	50,850	+9.7	420
All Other	(14,818)	(14,280)	–	(118)
Total	91,199	207,870	+127.9	1,717

Corporate and elimination	(2,329)	(25,775)	–	(212)
Consolidated total	¥88,870	¥182,095	+104.9%	$1,505

The 2013 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.
Within the Home Entertainment & Sound (“HE&S”) segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the three months ended December 31, 2013 and 2014 was (4,992) million yen and 9,256 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2013	2014	Change	2014
Mobile Communications
Customers	¥923,270	¥1,051,605	+13.9%	$8,691
Intersegment	22	57		0
Total	923,292	1,051,662	+13.9	8,691

Game & Network Services
Customers	677,210	1,016,364	+50.1	8,400
Intersegment	78,268	82,182		679
Total	755,478	1,098,546	+45.4	9,079

Imaging Products & Solutions
Customers	551,645	541,717	-1.8	4,477
Intersegment	2,812	2,534		21
Total	554,457	544,251	-1.8	4,498

Home Entertainment & Sound
Customers	941,238	979,356	+4.0	8,094
Intersegment	1,746	2,052		17
Total	942,984	981,408	+4.1	8,111

Devices
Customers	447,828	557,577	+24.5	4,608
Intersegment	155,094	167,107		1,381
Total	602,922	724,684	+20.2	5,989

Pictures
Customers	559,972	583,043	+4.1	4,819
Intersegment	505	490		4
Total	560,477	583,533	+4.1	4,823

Music
Customers	363,807	388,904	+6.9	3,214
Intersegment	7,788	8,321		69
Total	371,595	397,225	+6.9	3,283

Financial Services
Customers	773,498	817,153	+5.6	6,753
Intersegment	3,671	4,316		36
Total	777,169	821,469	+5.7	6,789

All Other
Customers	616,736	308,614	-50.0	2,551
Intersegment	60,389	73,114		604
Total	677,125	381,728	-43.6	3,155

Corporate and elimination	(269,156)	(306,338)	–	(2,532)
Consolidated total	¥5,896,343	¥6,278,168	+6.5%	$51,886

The G&NS intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Operating income (loss)	2013	2014	Change	2014
Mobile Communications	¥27,699	¥(165,485)	–%	$(1,368)
Game & Network Services	(8,140)	53,717	–	444
Imaging Products & Solutions	18,860	60,493	+220.7	500
Home Entertainment & Sound	(2,319)	40,913	–	338
Devices	(791)	96,646	–	799
Pictures	10,244	13,009	+27.0	108
Music	42,184	48,612	+15.2	402
Financial Services	129,850	142,308	+9.6	1,176
All Other	(34,212)	(50,875)	–	(421)
Total	183,375	239,338	+30.5	1,978

Corporate and elimination	(45,079)	(73,017)	–	(603)
Consolidated total	¥138,296	¥166,321	+20.3%	$1,375

The 2013 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.
Within the HE&S segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the nine months ended December 31, 2013 and 2014 was (9,046) million yen and 22,094 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Mobile Communications	¥333,277	¥428,956	+28.7%	$3,545

Game & Network Services	417,043	499,242	+19.7	4,126

Imaging Products & Solutions
Digital Imaging Products	126,212	126,361	+0.1	1,044
Professional Solutions	66,070	70,658	+6.9	584
Other	4,914	3,410	-30.6	28
Total	197,196	200,429	+1.6	1,656

Home Entertainment & Sound
Televisions	254,893	280,572	+10.1	2,319
Audio and Video	143,865	131,073	-8.9	1,083
Other	4,983	1,099	-77.9	9
Total	403,741	412,744	+2.2	3,411

Devices
Semiconductors	94,872	161,713	+70.5	1,336
Components	61,658	67,525	+9.5	558
Other	869	2,458	+182.9	21
Total	157,399	231,696	+47.2	1,915

Pictures
Motion Pictures	119,946	100,723	-16.0	832
Television Productions	64,263	51,831	-19.3	428
Media Networks	39,241	53,916	+37.4	446
Total	223,450	206,470	-7.6	1,706

Music
Recorded Music	107,379	122,211	+13.8	1,010
Music Publishing	14,255	16,675	+17.0	138
Visual Media and Platform	20,267	21,871	+7.9	181
Total	141,901	160,757	+13.3	1,329

Financial Services	280,833	303,211	+8.0	2,506
All Other	245,746	116,185	-52.7	960
Corporate	10,103	7,059	-30.1	59
Consolidated total	¥2,410,689	¥2,566,749	+6.5%	$21,213

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2015. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Mobile Communications	¥923,270	¥1,051,605	+13.9%	$8,691

Game & Network Services	677,210	1,016,364	+50.1	8,400

Imaging Products & Solutions
Digital Imaging Products	346,347	342,061	-1.2	2,827
Professional Solutions	193,268	191,196	-1.1	1,580
Other	12,030	8,460	-29.7	70
Total	551,645	541,717	-1.8	4,477

Home Entertainment & Sound
Televisions	614,585	685,303	+11.5	5,664
Audio and Video	318,813	292,210	-8.3	2,415
Other	7,840	1,843	-76.5	15
Total	941,238	979,356	+4.0	8,094

Devices
Semiconductors	263,471	362,587	+37.6	2,997
Components	182,322	189,320	+3.8	1,565
Other	2,035	5,670	+178.6	46
Total	447,828	557,577	+24.5	4,608

Pictures
Motion Pictures	288,736	302,688	+4.8	2,502
Television Productions	149,581	138,452	-7.4	1,144
Media Networks	121,655	141,903	+16.6	1,173
Total	559,972	583,043	+4.1	4,819

Music
Recorded Music	266,110	282,035	+6.0	2,331
Music Publishing	45,109	49,329	+9.4	408
Visual Media and Platform	52,588	57,540	+9.4	475
Total	363,807	388,904	+6.9	3,214

Financial Services	773,498	817,153	+5.6	6,753
All Other	616,736	308,614	-50.0	2,551
Corporate	41,139	33,835	-17.8	279
Consolidated total	¥5,896,343	¥6,278,168	+6.5%	$51,886

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2015. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Depreciation and amortization	2013	2014	Change	2014

Mobile Communications	¥5,519	¥5,571	+0.9%	$46
Game & Network Services	4,395	4,740	+7.8	39
Imaging Products & Solutions	9,220	7,243	-21.4	60
Home Entertainment & Sound	6,053	6,356	+5.0	53
Devices	25,576	21,967	-14.1	182
Pictures	4,420	5,241	+18.6	43
Music	3,611	3,391	-6.1	28
Financial Services, including deferred insurance acquisition costs	11,111	13,770	+23.9	114
All Other	7,139	3,382	-52.6	28
Total	77,044	71,661	-7.0	593

Corporate	11,752	12,672	+7.8	104
Consolidated total	¥88,796	¥84,333	-5.0%	$697

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31, 2013
Restructuring charges and associated depreciation	Total net restructuring charges		Depreciation associated with restructured assets	Total

Mobile Communications	¥421	¥	－	¥421
Game & Network Services	10		－	10
Imaging Products & Solutions	(169)		－	(169)
Home Entertainment & Sound	9		－	9
Devices	1,102		－	1,102
Pictures	278		－	278
Music	44		－	44
Financial Services	－		－	－
All Other and Corporate	11,853		115	11,968
Consolidated total	¥13,548		¥115	¥13,663

	Three months ended December 31, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥1,768	¥22	¥1,790
Game & Network Services	12	－	12
Imaging Products & Solutions	314	－	314
Home Entertainment & Sound	2	－	2
Devices	208	12	220
Pictures	166	－	166
Music	1,317	－	1,317
Financial Services	－	－	－
All Other and Corporate	5,223	4	5,227
Consolidated total	¥9,010	¥38	¥9,048

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended December 31, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$15	$0	$15
Game & Network Services	0	－	0
Imaging Products & Solutions	3	－	3
Home Entertainment & Sound	0	－	0
Devices	2	0	2
Pictures	1	－	1
Music	11	－	11
Financial Services	－	－	－
All Other and Corporate	42	1	43
Consolidated total	$74	$1	$75

Other Items
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Depreciation and amortization	2013	2014	Change	2014

Mobile Communications	¥16,440	¥16,450	+0.1%	$136
Game & Network Services	12,262	13,166	+7.4	109
Imaging Products & Solutions	28,542	22,503	-21.2	186
Home Entertainment & Sound	19,281	18,599	-3.5	154
Devices	77,436	64,569	-16.6	534
Pictures	13,406	14,497	+8.1	120
Music	10,802	10,158	-6.0	84
Financial Services, including deferred insurance acquisition costs	40,614	42,991	+5.9	355
All Other	21,715	10,074	-53.6	83
Total	240,498	213,007	-11.4	1,761

Corporate	37,254	38,073	+2.2	314
Consolidated total	¥277,752	¥251,080	-9.6%	$2,075

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31, 2013
Restructuring charges and associated depreciation	Total net restructuring charges		Depreciation associated with restructured assets	Total

Mobile Communications	¥3,567	¥	－	¥3,567
Game & Network Services	392		－	392
Imaging Products & Solutions	1,991		－	1,991
Home Entertainment & Sound	941		19	960
Devices	3,531		－	3,531
Pictures	1,149		－	1,149
Music	148		－	148
Financial Services	－		－	－
All Other and Corporate	13,927		458	14,385
Consolidated total	¥25,646		¥477	¥26,123

	Nine months ended December 31, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥1,825	¥22	¥1,847
Game & Network Services	76	－	76
Imaging Products & Solutions	513	－	513
Home Entertainment & Sound	580	－	580
Devices	3,565	16	3,581
Pictures	182	－	182
Music	1,377	－	1,377
Financial Services	－	－	－
All Other and Corporate	24,922	656	25,578
Consolidated total	¥33,040	¥694	¥33,734

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Nine months ended December 31, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$15	$0	$15
Game & Network Services	1	－	1
Imaging Products & Solutions	4	－	4
Home Entertainment & Sound	5	－	5
Devices	29	1	30
Pictures	2	－	2
Music	11	－	11
Financial Services	－	－	－
All Other and Corporate	206	5	211
Consolidated total	$273	$6	$279

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Japan	¥628,859	¥654,936	+4.1%	$5,413
United States	423,633	496,027	+17.1	4,099
Europe	619,082	668,333	+8.0	5,523
China	132,148	155,839	+17.9	1,288
Asia-Pacific	288,141	308,499	+7.1	2,550
Other Areas	318,826	283,115	-11.2	2,340
Total	¥2,410,689	¥2,566,749	+6.5%	$21,213

	Nine months ended December 31
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Japan	¥1,671,446	¥1,665,860	-0.3%	$13,767
United States	943,047	1,129,151	+19.7	9,332
Europe	1,327,137	1,521,924	+14.7	12,578
China	401,262	433,420	+8.0	3,582
Asia-Pacific	790,928	812,768	+2.8	6,717
Other Areas	762,523	715,045	-6.2	5,910
Total	¥5,896,343	¥6,278,168	+6.5%	$51,886

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	December 31
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥240,332	¥290,564	$2,401
Marketable securities	828,944	939,918	7,768
Other	147,241	176,312	1,457
	1,216,517	1,406,794	11,626

Investments and advances	7,567,242	7,997,573	66,096
Property, plant and equipment	17,057	16,968	140
Other assets:
Deferred insurance acquisition costs	497,772	520,497	4,302
Other	49,328	45,494	376
	547,100	565,991	4,678
Total assets	¥9,347,916	¥9,987,326	$82,540

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥6,148	¥77,766	$643
Deposits from customers in the banking business	1,890,023	1,863,644	15,402
Other	175,499	204,427	1,689
	2,071,670	2,145,837	17,734

Long-term debt	44,678	44,617	369
Future insurance policy benefits and other	3,824,572	4,046,188	33,440
Policyholders’ account in the life insurance business	2,023,472	2,218,027	18,331
Other	302,521	327,904	2,709
Total liabilities	8,266,913	8,782,573	72,583

Equity:
Stockholders’ equity of Financial Services	1,079,740	1,203,461	9,946
Noncontrolling interests	1,263	1,292	11
Total equity	1,081,003	1,204,753	9,957
Total liabilities and equity	¥9,347,916	¥9,987,326	$82,540

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	December 31
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥806,134	¥642,934	$5,314
Marketable securities	3,622	3,270	27
Notes and accounts receivable, trade	864,178	1,279,815	10,577
Other	1,316,653	1,455,201	12,026
	2,990,587	3,381,220	27,944

Film costs	275,799	338,354	2,796
Investments and advances	381,076	392,946	3,247
Investments in Financial Services, at cost	111,476	111,476	921
Property, plant and equipment	732,953	743,367	6,145
Other assets	1,640,385	1,519,058	12,554
Total assets	¥6,132,276	¥6,486,421	$53,607

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥371,606	¥256,202	$2,117
Notes and accounts payable, trade	712,829	790,698	6,535
Other	1,629,728	1,981,325	16,375
	2,714,163	3,028,225	25,027

Long-term debt	875,440	675,343	5,581
Accrued pension and severance costs	262,558	261,681	2,163
Other	462,386	483,482	3,995
Total liabilities	4,314,547	4,448,731	36,766

Redeemable noncontrolling interest	4,115	5,297	44

Equity:
Stockholders’ equity of Sony without Financial Services	1,722,743	1,923,266	15,895
Noncontrolling interests	90,871	109,127	902
Total equity	1,813,614	2,032,393	16,797
Total liabilities and equity	¥6,132,276	¥6,486,421	$53,607

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	December 31
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥1,046,466	¥933,498	$7,715
Marketable securities	832,566	943,188	7,795
Notes and accounts receivable, trade	871,040	1,286,644	10,633
Other	1,454,814	1,622,919	13,413
	4,204,886	4,786,249	39,556

Film costs	275,799	338,354	2,796
Investments and advances	7,919,011	8,309,543	68,674
Property, plant and equipment	750,010	761,621	6,294
Other assets:
Deferred insurance acquisition costs	497,772	520,497	4,302
Other	1,686,242	1,561,083	12,902
	2,184,014	2,081,580	17,204
Total assets	¥15,333,720	¥16,277,347	$134,524

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥377,754	¥333,968	$2,760
Notes and accounts payable, trade	712,829	790,698	6,535
Deposits from customers in the banking business	1,890,023	1,863,644	15,402
Other	1,803,008	2,183,987	18,049
	4,783,614	5,172,297	42,746

Long-term debt	916,648	716,489	5,921
Accrued pension and severance costs	284,963	285,524	2,360
Future insurance policy benefits and other	3,824,572	4,046,188	33,440
Policyholders’ account in the life insurance business	2,023,472	2,218,027	18,331
Other	713,195	759,369	6,276
Total liabilities	12,546,464	13,197,894	109,074

Redeemable noncontrolling interest	4,115	5,297	44

Equity:
Sony Corporation’s stockholders’ equity	2,258,137	2,481,378	20,507
Noncontrolling interests	525,004	592,778	4,899
Total equity	2,783,141	3,074,156	25,406
Total liabilities and equity	¥15,333,720	¥16,277,347	$134,524

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Financial Services	2013	2014	Change	2014

Financial services revenue	¥282,050	¥304,926	+8.1%	$2,520
Financial services expenses	235,023	253,099	+7.7	2,092
Equity in net loss of affiliated companies	(674)	(977)	－	(8)
Operating income	46,353	50,850	+9.7	420
Other income (expenses), net	58	－	－	－
Income before income taxes	46,411	50,850	+9.6	420
Income taxes and other	15,148	15,876	+4.8	131
Net income of Financial Services	¥31,263	¥34,974	+11.9%	$289

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sony without Financial Services	2013	2014	Change	2014

Net sales and operating revenue	¥2,130,753	¥2,264,469	+6.3%	$18,715
Costs and expenses	2,091,095	2,134,072	+2.1	17,637
Equity in net income of affiliated companies	2,343	849	-63.8	7
Operating income	42,001	131,246	+212.5	1,085
Other income (expenses), net	(105)	(14,268)	－	(118)
Income before income taxes	41,896	116,978	+179.2	967
Income taxes and other	34,153	47,992	+40.5	397
Net income of Sony without Financial Services	¥7,743	¥68,986	+790.9%	$570

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Consolidated	2013	2014	Change	2014

Financial services revenue	¥280,833	¥303,211	+8.0%	$2,506
Net sales and operating revenue	2,129,856	2,263,538	+6.3	18,707
	2,410,689	2,566,749	+6.5	21,213
Costs and expenses	2,323,488	2,384,526	+2.6	19,707
Equity in net income (loss) of affiliated companies	1,669	(128)	－	(1)
Operating income	88,870	182,095	+104.9	1,505
Other income (expenses), net	(563)	(14,267)	－	(118)
Income before income taxes	88,307	167,828	+90.1	1,387
Income taxes and other	61,925	77,857	+25.7	643
Net income attributable to Sony Corporation’s stockholders	¥26,382	¥89,971	+241.0%	$744

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2013	2014	Change	2014

Financial services revenue	¥777,169	¥821,469	+5.7%	$6,789
Financial services expenses	645,395	678,240	+5.1	5,605
Equity in net loss of affiliated companies	(1,924)	(921)	－	(8)
Operating income	129,850	142,308	+9.6	1,176
Other income (expenses), net	177	－	－	－
Income before income taxes	130,027	142,308	+9.4	1,176
Income taxes and other	42,416	44,513	+4.9	368
Net income of Financial Services	¥87,611	¥97,795	+11.6%	$808

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2013	2014	Change	2014

Net sales and operating revenue	¥5,124,921	¥5,463,978	+6.6%	$45,157
Costs and expenses	5,119,133	5,393,075	+5.4	44,571
Equity in net income of affiliated companies	1,143	4,623	+304.5	39
Operating income	6,931	75,526	+989.7	625
Other income (expenses), net	8,395	(12,241)	－	(101)
Income before income taxes	15,326	63,285	+312.9	524
Income taxes and other	51,282	81,809	+59.5	677
Net loss of Sony without Financial Services	¥(35,956)	¥(18,524)	－ %	$(153)

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2013	2014	Change	2014

Financial services revenue	¥773,498	¥817,153	+5.6%	$6,753
Net sales and operating revenue	5,122,845	5,461,015	+6.6	45,133
	5,896,343	6,278,168	+6.5	51,886
Costs and expenses	5,757,266	6,115,549	+6.2	50,542
Equity in net income (loss) of affiliated companies	(781)	3,702	－	31
Operating income	138,296	166,321	+20.3	1,375
Other income (expenses), net	533	(20,071)	－	(166)
Income before income taxes	138,829	146,250	+5.3	1,209
Income taxes and other	128,951	165,440	+28.3	1,368
Net income (loss) attributable to Sony Corporation’s stockholders	¥9,878	¥(19,190)	－ %	$(159)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2013	2014	2014

Net cash provided by operating activities	¥261,020	¥278,246	$2,300
Net cash used in investing activities	(390,683)	(317,125)	(2,621)
Net cash provided by financing activities	169,048	89,111	736
Net increase in cash and cash equivalents	39,385	50,232	415
Cash and cash equivalents at beginning of the fiscal year	201,550	240,332	1,986
Cash and cash equivalents at end of the period	¥240,935	¥290,564	$2,401

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2013	2014	2014

Net cash provided by (used in) operating activities	¥(10,849)	¥112,516	$931
Net cash used in investing activities	(46,125)	(46,665)	(386)
Net cash used in financing activities	(24,673)	(281,516)	(2,327)
Effect of exchange rate changes on cash and cash equivalents	65,149	52,465	434
Net decrease in cash and cash equivalents	(16,498)	(163,200)	(1,348)
Cash and cash equivalents at beginning of the fiscal year	624,811	806,134	6,662
Cash and cash equivalents at end of the period	¥608,313	¥642,934	$5,314

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2013	2014	2014

Net cash provided by operating activities	¥243,508	¥382,932	$3,165
Net cash used in investing activities	(436,808)	(363,790)	(3,007)
Net cash provided by (used in) financing activities	151,038	(184,575)	(1,525)
Effect of exchange rate changes on cash and cash equivalents	65,149	52,465	434
Net increase (decrease) in cash and cash equivalents	22,887	(112,968)	(933)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	8,648
Cash and cash equivalents at end of the period	¥849,248	¥933,498	$7,715

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥121 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2014.

2.	As of December 31, 2014, Sony had 1,247 consolidated subsidiaries (including variable interest entities) and 100 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended December 31
Net income attributable to Sony Corporation’s stockholders	2013	2014
— Basic	1,037,640	1,151,770
— Diluted	1,168,523	1,168,990

Weighted-average number of outstanding shares	(Thousands of shares)
	Nine months ended December 31
Net income (loss) attributable to Sony Corporation’s stockholders	2013	2014
— Basic	1,022,810	1,096,392
— Diluted	1,168,549	1,096,392

All potential shares were excluded as anti-dilutive for the nine months ended December 31, 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for this period. The dilutive effect in the weighted-average number of outstanding shares for the three and nine months ended December 31, 2013 and three months ended December 31, 2014 substantially resulted from the zero coupon convertible bonds which were issued in November 2012.

4.
Recently adopted accounting pronouncements:

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date
In February 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity
In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, are included in earnings in a business combination achieved in stages. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists
In July 2013, the FASB issued new accounting guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments. In connection with this realignment, the previously-reported operations of the network business which were included in All Other are now integrated with the previously-reported Game segment and are reported as the G&NS segment. The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established MC segment, while the other categories in the previously reported MP&C segment are now included in All Other. This includes the reclassification of the PC business into All Other. As of the first quarter of the fiscal year ending March 31, 2015, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014. For further details of new segments and categories, see page F-8 and F-9. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current quarter’s presentation.

6.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

7.
Certain reclassifications of the financial statements and accompanying footnotes for the three and nine months ended December 31, 2013 have been made to conform to the presentation for the three and nine months ended December 31, 2014. Reclassifications include changes in the presentation and disclosure related to internal-use software, effective on March 31, 2014. Due to the changes, the amortization of internal-use software was reclassified from other to depreciation and amortization, including amortization of deferred insurance acquisition costs in the cash flows from operating activities section of the consolidated statements of cash flows. Depreciation and amortization in the business segment information were also reclassified, accordingly.

8.
During the fourth quarter of the fiscal year ended March 31, 2014, Sony revised its financial statements related to the recognition of revenue for certain of its universal life insurance contracts as disclosed in the previous fiscal year. Accordingly, certain financial information for the comparable period has been revised. The principal amounts that have been revised are indicated below.

	(Millions of yen)
	Three months ended December 31, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	¥282,963	¥280,833
Financial services expenses	234,459	233,791
Net income	43,719	42,723

Consolidated Statements of Comprehensive Income
Unrealized gains on securities	9,987	10,126
Comprehensive income attributable to Sony Corporation’s stockholders	161,370	160,856

	(Millions of yen)
	Nine months ended December 31, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	¥778,172	¥773,498
Financial services expenses	643,201	641,684
Net income	57,595	55,438

Consolidated Statements of Comprehensive Income
Unrealized gains on securities	12,863	12,672
Comprehensive income attributable to Sony Corporation’s stockholders	213,132	211,724

Consolidated Statements of Cash Flows
Increase in future insurance policy benefits and other	323,906	323,244
Increase in deposits from customers in the financial services business, net	161,656	166,329

9.
For the nine months ended December 31, 2014, Sony recorded an out-of-period adjustment to correct an error in the amounts of revenue and certain capitalizable assets being recorded at a subsidiary. The error began in 2012 and continued until it was identified by Sony during the nine months ended December 31, 2014. The adjustment, which related entirely to All Other, impacted net sales, cost of sales, and selling, general and administrative expenses, and, in the aggregate, decreased income before income taxes in the consolidated statements of income by 5,104 million yen for the nine months ended December 31, 2014. Sony determined that the adjustment was not material to the consolidated financial statements for the three and nine months ended December 31, 2014 or any prior annual or interim periods.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2013	2014	2014
Capital expenditures*	¥62,020	¥56,937	$471
(Additions to property, plant and equipment)	(34,648)	(36,622)	(303)
(Additions to intangible assets)	(27,372)	(20,315)	(168)
Depreciation and amortization expenses**	88,796	84,333	697
(Depreciation expenses for property, plant and equipment)	(45,715)	(40,344)	(333)
(Amortization expenses for intangible assets)	(43,081)	(43,989)	(364)
Research and development expenses	115,970	118,295	978

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2013	2014	2014
Capital expenditures*	¥190,846	¥169,558	$1,401
(Additions to property, plant and equipment)	(124,143)	(112,948)	(933)
(Additions to intangible assets)	(66,703)	(56,610)	(468)
Depreciation and amortization expenses**	277,752	251,080	2,075
(Depreciation expenses for property, plant and equipment)	(143,414)	(118,329)	(978)
(Amortization expenses for intangible assets)	(134,338)	(132,751)	(1,097)
Research and development expenses	344,581	340,301	2,812

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

(Subsequent events)
Sony Music Entertainment, a wholly owned subsidiary of Sony (“SME”), has entered into an agreement to increase its shareholding in an equity method investment, Orchard Media, Inc. (“The Orchard”), to 100% by acquiring shares from the current holder, Orchard Asset Holdings, LLC, for approximately 200 million U.S. dollars. Sony expects to record a non-cash gain related to the acquisition in connection with obtaining control of The Orchard, primarily due to the appreciation in value of SME’s current equity interest in The Orchard that SME owned prior to the acquisition. The amount of expected gain is under evaluation and subject to transaction costs and other adjustments. Sony expects this acquisition to close after March 31, 2015 subject to necessary regulatory approvals.